JONES, WALKER, WAECHTER, POITEVENT,
CARRÈRE & DENÈGRE, L.L.P.
8555 United Plaza
IV United Plaza, Suite 500
Baton Rouge, LA 70809
April 20, 2010
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549
Attention:     Mr. Kyle Moffatt

RE:	Stewart Enterprises, Inc. Form 10-K for the year ended October 31, 2009 Filed December 17, 2009 File No. 1-15449
Ladies and Gentlemen:
     On behalf of Stewart Enterprises, Inc. (the “Company”), we are submitting this letter for the purpose of responding to questions raised by the Commission’s staff (the “Staff”) in your letter dated April 8, 2010. We have repeated the Staff’s question in italics and followed it with the Company’s response.
(2) Summary of Significant Accounting Policies, page 59
(g) Goodwill, page 60

Comment 1.	We note your response to our prior comment number three. However we note that in the funeral segment you aggregated the Southeastern regions with the Western-North regions which do not appear to be in the same geographic vicinity. Similarly in the cemetery segment you aggregated the Northern, Central and Southeastern regions. It seems unlikely to us that those aggregated regions that are not in the same geographic vicinity would share facilities, equipment, personnel and sales forces, inventory, removal functions, cemetery ground crews, etc. as noted in your response. Please tell us why you believe that you can aggregate regions that are not in the same geographic vicinity. Refer to your basis in accounting literature.

Response: In determining its reporting units, the Company aggregates reporting units that are qualitatively and quantitatively similar, in accordance with ASC 350-20-55.
The Company’s basis for aggregation of certain of its reporting units is based on the following qualitative considerations from ASC 280-10-50-11 as follows:
•	The nature of the Company’s products and services is similar in each of the funeral homes and cemeteries throughout the country, regardless of the region. The Company’s funeral homes offer a complete range of funeral services and products both at the time of need and on a preneed basis. In addition to traditional funeral services, all of the Company’s funeral homes offer cremation products and services. Funeral services and products include family consultation, removal and preparation of remains, the use of funeral home facilities for visitation, worship and funeral services, transportation services, flowers and caskets. The Company’s cemetery operations sell cemetery property and related merchandise, including lots, lawn crypts, family and community mausoleums, monuments, markers and burial vaults, and also provide burial site openings and closings and inscriptions. Cemetery property and merchandise sales are made both at the time of need and on a preneed basis and all cemeteries offer cremation products as well such as cremation memorialization options including columbariums, cremation niches and cremation gardens.

•	The Company’s products and services are consistent in all funeral homes and cemeteries, as are the means of delivering those products and services.

•	The type or class of customer is similar across all locations and tends to be middle- to upper-income consumers. The Company appeals to this consumer group because the Company tends to own large funeral homes and cemeteries in large metropolitan areas that are among the most highly regarded in their market area in terms of such factors as tradition, heritage, reputation, name recognition, volume of business and aesthetics.

•	The Company’s funeral business and cemetery business are regulated by different jurisdictions, typically at the state level, but the applicable laws and regulations are generally consistent and similar across the jurisdictions.
When considering quantitative factors, however, the Company believes that certain regions should be considered separate reporting units. For example, the West-North and Southeastern regions of the funeral segment are aggregated because their margins are similar to each other but not to the rest of the regions; in addition, they are qualitatively similar for the reasons described above. The same analysis applies with respect to the aggregation of the Northern, Central and Southeastern regions of the cemetery segment. The Company notes that geography is not a qualitative factor under the accounting literature.
In the previous letter dated March 23, 2010, the Company described that equipment, personnel, sales forces, inventory, removal functions, cemetery ground crews and advertising are often shared within a region, rather than across regions. The Company was providing this data to give insight into the Company’s operations, and not as a factor in determining whether regions should be aggregated.
(s) Derivatives, page 67

Comment 2.	We note your response to our prior comment number five and your statement that you believe that you are materially compliant with ASC 815-10-50 based on your disclosure on page 74, 78, and 82. However, it does not appear that you disclose everything required by ASC 815 on those pages. For example you do not disclose the type of hedges you enter, how and why you have entered into these derivative instruments, where you record these instruments on your balance sheet and income statements, and as well as other quantitative and qualitative information required by ASC 815-10-50, 815-25-50, 815-30-50, and 815-35-50. Please provide us with your proposed future disclosure for your derivative instruments.
Response: The Company’s only derivatives are its covered calls which do not qualify for hedge accounting per ASC 815-20-55-78 which states the following: “In a covered call strategy, any loss on the written option will be covered by the gain on the owned asset. A covered call strategy will not qualify for hedge accounting because the risk profile of the combined position is asymmetrical (the exposure to losses is greater than the potential for gains). In contrast, the risk profile of the asset alone is symmetrical or better (the potential for gains is at least as great as the exposure to losses). The symmetry requirement for hedges with written options precludes a written option that is used to sell a portion of the gain potential on an asset or liability from being eligible for hedge accounting.”
     The Company describes its covered calls on pages 74, 78 and 82 of the 2009 Form 10-K as constituting a hedge as a means of describing the reason for entering into the derivative (i.e. that the instrument is an economic hedge), not that it qualifies for hedge accounting. The Company will clarify this in future filings. As hedge accounting does not apply, the Company believes that the disclosure requirements of ASC 815-25-50, 815-30-50 and 815-35-50 do not apply. The Company notes that as of October 31, 2009, the aggregate market value of all of its covered calls was less than $1 million.
     The Company will comply with ASC 815-10-50 by providing the following disclosure in future annual filings for each of the three main trust-related footnotes (adjusted appropriately for each type of trust): “The Company is actively managing a covered call program on its equity securities within the [funeral merchandise and services trusts], in order to provide an opportunity for additional income. As of October 31, 2010 and 2009, the Company has outstanding covered calls with a market value of $XXX and $XXX, respectively. These covered calls are included at market value in the balance sheet account [preneed funeral receivables and trust investments.] For the year ended October 31, 2010 and 2009, the Company realized trust earnings of approximately $XXX and $XXX, respectively, related to the covered call program, which earnings are accounted for in the same manner as for other [funeral merchandise and services] trust earnings, and flow through funeral revenue on the income statement.”
     *     *     *     *     *     *
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments, please contact the undersigned at 225-248-2026. The Company will also be willing to discuss these comments with you at your convenience.
Sincerely,
/s/ Dionne M. Rousseau
Dionne M. Rousseau, Partner
Jones, Walker, Waechter, Poitevent,
     Carrère & Denègre, L.L.P.

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